                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                           WHG Resorts & Casinos Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                  92924B 10 5
            -------------------------------------------------------
                                 (CUSIP number)

                                Rex E. Stewart
                            Chief Financial Officer
                 Patriot American Hospitality Operating Company
                          3030 LBJ Freeway, Suite 1500
                                Dallas, TX 75234
                                 (972) 888-8000
--------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                               October 1, 1997
            -------------------------------------------------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                             (Page 1 of 8 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patriot American Hospitality Operating Company,
      I.R.S Identification No. 94-0358820

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            333,333 (See Response to Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,730,583 (See Response to Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             333,333 (See Response to Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0 (See Response to Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,063,916 (See Response to Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      32.3%  (See Response to Item 5)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------


ITEM 1.  SECURITY AND ISSUER.
         -------------------

     This statement relates to the common stock, $.01 per share par value ("Common Stock"), of WHG Resorts & Casinos Inc. ("Issuer"), a Delaware corporation with its principal executive offices at 6063 East Isla Verde Avenue, Carolina, Puerto Rico 00979.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

     The address of the principal office and the principal business of Patriot American Hospitality Operating Company, a Delaware corporation ("PAHOC"), is 3030 LBJ Freeway, Suite 1500, Dallas, Texas 75234.

     During the last five years, neither PAHOC nor, to the knowledge of PAHOC, any executive officer or director of PAHOC (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The attached Schedule I is a list of the directors and executive officers of PAHOC which contains the following information with respect to each person:

     (a)  name;
     (b)  business address; and
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     To the knowledge of PAHOC, each person identified in Schedule I hereto is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     PAHOC has not yet purchased any shares of Common Stock of the Issuer and therefore has not yet expended any funds in connection with any such purchase.

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------
     As an inducement for PAHOC to enter into the Agreement and Plan of Merger executed on October 1, 1997 among PAHOC, Patriot American Hospitality Operating Company Acquisition Subsidiary ("Acquisition Sub"), Patriot American Hospitality, Inc. ("Patriot"), and Issuer (the "Merger Agreement") a Voting Agreement (the "Voting Agreement") among PAHOC, Acquisition Sub, Patriot and certain stockholders of Issuer (the "Voting Agreement Stockholders") (a copy of which is attached hereto as Exhibit 1) and an Agreement (the "Agreement") among PAHOC, Acquisition Sub, Patriot and a certain stockholder of Issuer (the "Agreement Stockholder") (a copy of which ia attached hereto as Exhibit 2) were executed on October 1, 1997.

     Pursuant to the Merger Agreement, Acquisition Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger, and shares of outstanding Common Stock and Series B Preferred Stock of the Issuer ("Preferred Stock") will be converted into the right to receive shares of common stock, par value $.01 per share, of PAHOC (the "PAHOC Stock") and shares of common stock, par value $.01, of Patriot (the "Patriot Stock"). The PAHOC Stock and the Patriot Stock are paired and transferable and traded only in combination as a single unit (the "Paired Shares") on the New York Stock Exchange ("NYSE"). In addition to providing for the Merger, the Merger Agreement restricts the Issuer from, among other things, engaging in certain transactions, including extraordinary corporate transactions (other than the Merger), making certain acquisitions, selling certain assets, changing its capitalization in certain respects, paying dividends or increasing amounts payable to its employees, officers, directors and agents, and otherwise requires the Issuer to operate in the ordinary course of business.

     If the Merger is consummated, the registration of the Common Stock under the Securities Exchange Act of 1934 will terminate.

     Except as set forth above or in Item 5 below, PAHOC does not have any plans or proposals concerning the Issuer with respect to the matters set forth in subparagraphs (a) through (g) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

     As of September 30, 1997, 1,729,425 shares of Common Stock, representing 28.6% of the outstanding Common Stock of the Issuer, were subject to the Voting Agreement. Pursuant to the Voting Agreement, each Voting Agreement Stockholder has agreed to vote all shares of Common Stock over which he or it then has voting power in favor of approving the Merger and adopting the Merger Agreement, and against any alternative transaction involving the Issuer or its subsidiaries which would impede, interfere with, delay, postpone or attempt to discourage the Merger, including without limitation amendments to the Issuer's certificate of incorporation or by-laws.

     Pursuant to the Agreement, the Agreement Stockholder has granted PAHOC (i) an irrevocable proxy to vote his 1,158 shares of Common Stock and his 300,000 shares of Preferred Stock, representing 100% of the outstanding Preferred Stock of the Issuer, and (ii) an irrevocable option to purchase such shares of Preferred Stock. Each share of Preferred Stock is convertible into approximately
1.11 shares of Common Stock. Each share of Preferred Stock is entitled to five votes and, thus, represents voting power of the equivalent of 1,500,000 shares of Common Stock. The option to purchase the shares of Preferred Stock may be exercised at any time from September 30, 1997 through the expiration of the option. The option expires on the later of (i) April 15, 1998 and (ii) 15 days after the termination of the Merger Agreement. The exercise price of the option for each share of Preferred

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------

Stock is the greater of (i) $22.15 and (ii) the product of 1.11 times the Value of the Paired Shares. The Agreement defines the "Value of the Paired Shares" as the product of (a) the average of the closing prices of a Paired Share on the NYSE on the ten trading days ending immediately prior to the date the reporting person gives notice of exercise to the stockholder (the "Calculation Price") and
(b) the Exchange Ratio determined pursuant to the Merger Agreement as if the Average Closing Price were equal to the Calculation Price. The Merger Agreement defines the "Average Closing Price" as the average per share closing price of a Paired Share on the NYSE over the ten trading days immediately preceding the third business day prior to the date of the meeting of the Issuer's stockholders to approve the Merger Agreement, subject to adjustment under certain circumstances.

     Assuming the conversion of the Preferred Stock to Common Stock, PAHOC as a result of the Voting Agreement and the Agreement beneficially owns a total of approximately 32.3% of the Common Stock. Without the conversion of the Preferred Stock into Common Stock, PAHOC as a result of the Voting Agreement and the Agreement has shared voting power in the aggregate of approximately 42.8% of the Common Stock.

     Except as described above, neither PAHOC nor, to the knowledge of PAHOC, any person named in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in Common Stock during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

     The information set forth under Items 3, 4 and 5 above and the Exhibits attached hereto are incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

     The following documents are filed as exhibits to this statement:

     Exhibit 1  Voting Agreement, dated as of September 30, 1997, by and
     ---------
                among PAHOC, Acquisition Sub, Patriot and certain stockholders of the Issuer

     Exhibit 2  Agreement, dated as of September 30, 1997, by and among
     ---------
                PAHOC, Acquisition Sub, Patriot and a certain stockholder of the Issuer

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 6 OF 8 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated: October 14, 1997            By:   /s/ Rex E. Stewart
                                      ---------------------------------------
                                         Rex E. Stewart
                                         Chief Financial Officer, Treasurer and
                                         Secretary

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 7 OF 8 PAGES
-----------------------                                  ---------------------


                                   SCHEDULE I
                                   ----------

  The name and present principal occupation or employment of each executive officer of PAHOC is set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of PAHOC.

Position                             Name                  Business Address
----------------------------  -------------------  --------------------------------

Chief Executive Officer       Paul A. Nussbaum     3030 LBJ Freeway, Suite 1500
  Dallas, Texas 75234

President and Chief           Karim Alibhai        3030 LBJ Freeway, Suite 1500
Operating Officer                                  Dallas, Texas 75234

Chief Financial Officer,      Rex E. Stewart       3030 LBJ Freeway, Suite 1500
Treasurer and Secretary                            Dallas, Texas 75234

Executive Vice President-     Paul Novak           3030 LBJ Freeway, Suite 1500
Acquisitions & Development                         Dallas, Texas 75234

Senior Vice President-        Leslie Ng            3030 LBJ Freeway, Suite 1500
Acquisitions                                       Dallas, Texas 75234

Senior Vice President-        Michael Murphy       3030 LBJ Freeway, Suite 1500
Acquisitions                                       Dallas, Texas 75234

Vice President- Financial     Cindy L. Pervenanze  3030 LBJ Freeway, Suite 1500
                                                   Dallas, Texas 75234

Assistant Secretary           Kathryn I. Murtagh   c/o 3030 LBJ Freeway, Suite 1500
                                                   Dallas, Texas 75234


  The name and present principal occupation or employment of each director of PAHOC is set forth below. The business address of each person is set forth below, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens. No person is a controlling shareholder of PAHOC.

Name                            Business Address                   Occupation
---------------------  -----------------------------------  ------------------------

Paul A. Nussbaum       PAHOC                                Chief Executive Officer
                       3030 LBJ Freeway, Suite 1500
                       Dallas, TX 75234

Arch K. Jacobson       Jacobson-Berger Capital Group, Inc.  Consultant
                       4100 Alpha Road, Suite 220
                       Dallas, TX 75244

Russ Lyon, Jr.         Westcore Realty LP                   Managing General Partner
                       11411 N. Tatum Blvd.
                       Phoenix, AZ 85028

Burton C. Einspruch    Burton Einspruch, M.D.               Medical Consultant
                       8330 Meadow Road, Suite 117
                       Dallas, TX 75231



                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. XXXXXXXXX                                      PAGE 8 OF 8 PAGES
-----------------------                                  ---------------------

Leonard Boxer          Strook & Strook & Lavan, LLP         Attorney
                       180 Maiden Lane
                       New York, NY 10038

Karim Alibhai          Gencom American Hospitality          President
                       1 Westchase Center
                       10777 Westheimer, Suite 1000
                       Houston, TX 77042

Sherwood Weiser        Carnival Hotels and Casinos          Chairman and CEO
                       3250 Mary Street
                       Miami, FL 33133